MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the ARTICLES OF ORGANIZATION (DOMESTIC L.L.C.)

for

PHOTOG LLC

ID NUMBER: F1567Y

received by facsimile transmission on April 6, 2017 is hereby endorsed.

Filed on April 17, 2017 by the Administrator.

This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



Sent by Facsimile Transmission

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 17th day of April, 2017.

Julia Dale

Julia Dale, Director
Corporations, Securities & Commercial Licensing Bureau

CSCL/CD-700 (Rev. 08/15)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	(FOR BUREAU USE ONLY)
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name		
James A. Schriemer, Conlin, McKinney & Philbrick, P.C.		
Address		
350 S. Main Street, Suite 400		
City	State	ZIP Code
Ann Arbor	Michigan	48104

EFFECTIVE DATE:

Document will be returned to the name and address you enter above. If left blank, document will be returned to the registered office.

ARTICLES OF ORGANIZATION
For use by Domestic Limited Liability Companies
(Please read information and instructions on reverse side)

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:

ARTICLE I

The name of the limited liability company is: Photog LLC

ARTICLE II

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.

ARTICLE III

The duration of the limited liability company if other than perpetual is: ____________________

ARTICLE IV

1. The name of the resident agent at the registered office is: Brad Zlajor

2. The street address of the location of the registered office is:

602 Catherine Street, Apt. 2 (Street Address) Ann Arbor (City), Michigan 48104 (Zip Code)

3. The mailing address of the registered office if different than above:

____________ (P.O. Box or Street Address) ____________ (City), Michigan ____________ (Zip Code)

ARTICLE V (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

Signed this 6th day of April, 2017

By ____________________
(Signature(s) of Organizer(s))

James A. Schriemer
(Type or Print Name(s) of Organizer(s))